Exhibit 99.2

NOTICE OF REVERSE STOCK SPLIT

Anghami Inc.

Al-Khatem Tower, 16th Floor

Abu Dhabi Global Market Square

Al Marya Island
Abu Dhabi, United Arab Emirates

July 22, 2025

Continental Stock Transfer & Trust Company

Attention: Compliance Department

1 State Street, 30th Floor

New York, NY 10004-1561

To whom it may concern:

Reference is made to the Warrant Agreement (the “Warrant Agreement”), dated August 6, 2020, by and between Anghami Inc., a Cayman Islands exempted company (as successor in interest, the “Company”) and Continental Stock Transfer & Trust Company, as warrant agent (“you”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Warrant Agreement.

Pursuant to Section 4.5 of the Warrant Agreement, the Company hereby provides this Notice of Reverse Stock Split to disclose that at the close of business on August 1, 2025, the Company intends to effect a reverse stock split of its outstanding ordinary shares, par value $0.0001 per share (“Ordinary Shares”), at a ratio of 1-for-10. As a result, (i) pursuant to Section 4.2 of the Warrant Agreement, the number of Ordinary Shares issuable upon exercise of each Warrant is decreased in proportion to such decrease in outstanding Ordinary Shares (i.e., each Warrant shall be exercisable for 1/10th of an Ordinary Share1) and (ii) pursuant to Section 4.3.1 of the Warrant Agreement, the Warrant Price is adjusted (to the nearest cent) by multiplying the Warrant Price immediately prior to the reverse stock split by a fraction (x) the numerator of which is the number of Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to the reverse stock split, and (y) the denominator of which is the number of Ordinary Shares so purchasable immediately thereafter (i.e., the Warrant Price shall be adjusted to $115.002).

Notwithstanding the foregoing, pursuant to Section 4.6 of the Warrant Agreement, the Company shall not issue fractional Ordinary Shares upon the exercise of Warrants. If, by reason of any adjustment described herein, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in an Ordinary Share, upon such exercise, the number of shares issuable to such holder shall be rounded down to the nearest whole number the number of Ordinary Shares to be issued to such holder in accordance with Section 4.6 of the Warrant Agreement.

Please confirm receipt of this Notice by replying to the email to which it was attached.

[Signature page follows.]

[1]	This calculation was obtained by dividing one Ordinary Shares by 10, based on the reverse stock split ratio of 1-for-10.
[2]	This calculation was obtained by multiplying $11.50 by 10, based on the reverse stock split ratio of 1-for-10.

Regards,

Anghami Inc.

/s/ Elias Habib
Name:	Elias Habib
Its:	Chief Executive Officer